(Check One): ☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12B-25 Commission File Number 0-27248 NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

LEARNING TREE INTERNATIONAL, INC.

Full name of registrant

Former name if applicable

400 North Continental Boulevard, Suite 200, El Segundo, CA 90245

Address of principal executive office (STREET AND NUMBER)

PART II

RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

Learning Tree International, Inc. (“Learning Tree”) requires additional time to prepare and file its Annual Report on Form 10-K for its fiscal year ended September 30, 2005 (the “10-K”). As announced on December 7, 2005, Learning Tree will restate its consolidated financial statements for fiscal years ended September 30, 2001, September 30, 2002, September 30, 2003 and October 1, 2004, and the previously-reported consolidated quarterly periods within the fiscal years ended October 1, 2004 and September 30, 2005, primarily to correct its accounting for income taxes and leases.

Learning Tree is currently in the process of conducting additional analysis on historical information and records for completing the audit of the 2005 consolidated financial statements and the restatement of prior periods. As a result of the nature and breadth of internal work and analysis being performed, it is necessary to delay the filing of the 10-K in order to allow additional time to prepare Learning Tree’s consolidated financial statements. Accordingly, Learning Tree will utilize the 15-day extension to file the 10-K. Learning Tree expects to file the 10-K on or before December 29, 2005.

Learning Tree does not expect the restatement to affect reported consolidated revenues, deferred revenue, net cash flows or its aggregate cash and investments, although a portion of its cash and cash equivalents will now be reported as Available for Sale Securities. Overall, Learning Tree does not anticipate the effect on the consolidated total assets in any consolidated balance sheet previously presented to be material, although certain restatements will be necessary in order to properly state individual line items.

As a result of the expected adjustments to the consolidated statements of operations, Learning Tree expects: (i) immaterial reductions to its FY 2001 and FY 2002 consolidated net income; (ii) a reduction of approximately $500,000 from its previously reported consolidated net income for FY 2003; (iii) a reduction of approximately $1,000,000 to now reflect a consolidated net loss from its previously reported consolidated net income for FY 2004, which would result in FY 2004 restated results of a loss of approximately 2 cents per diluted share; and (iv) a reduction of approximately $1.8 million from previously reported consolidated net income which would result in a consolidated net loss for the first three quarters of FY 2005 of approximately 4 cents per diluted share. The increase in the reduction in consolidated net income for FY 2005 from that previously announced reflects a change in the tentative accounting for the previously announced loss of an income tax benefit from the exercise of stock options as a result of the expiration of the statute of limitations for Learning Tree’s FY 2001 income tax return. As Learning Tree has not concluded its audit process for fiscal 2005, the amounts noted are subject to finalization in Learning Tree’s 10-K for fiscal 2005.

The accounting issues involved arose in the course of the year-end closing process for FY 2005, and relate principally to: (i) the adoption of FAS Statement No. 143, Accounting for Asset Retirement Obligations; (ii) the accounting for income taxes under FAS Statement No. 109, Accounting for Income Taxes; and (iii) the recording of certain other transactions within the quarters of FY 2004 and FY 2005. With respect to FAS No. 143, Learning Tree expects to record a cumulative asset retirement obligation of between $1.7 million and $2.2 million in FY 2003 as the result of a correction in the application of FAS No. 143. With respect to FAS No. 109, Learning Tree estimates that the net effect of the adjustments will increase its combined consolidated income tax provisions for fiscal years 2001 through 2004 by a total of approximately $1.3 million, and will increase the previously reported consolidated provision for the first three quarters of FY 2005 by approximately $1.3 million, including the previously announced approximately $1.1 million relating to the loss of an income tax benefit from the exercise of stock options as a result of the expiration of the statute of limitations for Learning Tree’s FY 2001 income tax return. In addition, certain FY 2004 and FY 2005 accounting transactions are being re-evaluated as to the correct quarter in which they should have been recorded. Excluding the changes to the consolidated tax provisions mentioned above, the net effect of these quarterly restatement adjustments is not expected to be material.

These adjustments to Learning Tree’s accounting practices and the restatement of prior year results have been discussed with the Audit Committee of Learning Tree’s Board of Directors and with Learning Tree’s independent registered public accounting firm, Ernst & Young LLP. Ernst & Young has not yet audited these restatement adjustments. Learning Tree expects to include the restated results for fiscal years 2001, 2002, 2003 & 2004 and the quarterly results for FY 2004 and FY 2005 in its 10-K.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nicholas R. Schacht (Name)	(703) (Area Code)	925-7744 (Telephone Number)

(2)	Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III above.

LEARNING TREE INTERNATIONAL, INC.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 15, 2005	By:	/s/ Nicholas R. Schacht
	Name:	Nicholas R. Schacht
	Title:	Chief Executive Officer